

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

September 3, 2025

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
        Amendment No. 95 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 95 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and an amended Exhibit C to reflect Director changes, pursuant to Securities Exchange Act of 1934 Rule 6a-2(a).

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment.

This Amendment is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Chris Zaremba
General Counsel

cc: Johnna Dumler
       TM-Marketsupervision@sec.gov
       Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 9/03/2025	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION　　　　　　　☒ AMENDMENT

1. State the name of the applicant:　**BOX Exchange LLC**

2. Provide the applicant's primary street address (Do not use a P.O. Box):

    101 Arch Street, Suite 610, Boston, MA 02110

3. Provide the applicant's mailing address (if different):

    25004821

4. Provide the applicant's business telephone and facsimile number:

    617-235-2102　　　　　　　　　　617-235-2253

    (Telephone)　　　　　　　　　　　(Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

    Chris Zaremba　　　　General Counsel　　　　617-235-2102

    (Name)　　　　　　　(Title)　　　　　　　(Telephone Number)

6. Provide the name and address of counsel for the applicant:

    Chris Zaremba

    101 Arch Street, Suite 610

    Boston, MA 02110

7. Provide the date applicant's fiscal year ends:　December 31

8. Indicate legal status of applicant:　☐ Corporation　☐ Sole Proprietorship　☐ Partnership
    ☒ Limited Liability Company　☐ Other (specify):

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 8/26/2010　　(b) State/Country of formation:　Delaware, USA

    (c) Statute under which applicant was organized:　DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.　The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date:　9/03/2025　　　　　　　　BOX Exchange LLC

　　　(MM/DD/YY)　　　　　　　　　　　(Name of applicant)

By:　_[signature]_　　　　　　　Chris Zaremba, General Counsel

　　　(Signature)　　　　　　　　(Printed Name and Title)

Subscribed and sworn before me this　3　day of September, 2025 by　Alyssa Schwartz

　　　　　　　　　　　　　　　(Month)　　(Year)　　　　(Notary Public)

My Commission expires 5/25/2029 County of　Suffolk　State of　Massachusetts

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

[Notary seal: Alyssa R Schwartz, My Commission Expires May 25 2029, Notary Public, Commonwealth of Massachusetts]



BOX EXCHANGE LLC

AMENDMENT No. 95
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 95. The Form 1 application is not being modified in any respect other than to the extent set forth below.



Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit C as set forth below.



Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
   - Drew Haney, SVP Finance and Administration
   - Lisa Ruggiero, Secretary

   Directors of BOX Holdings Group LLC:
   - Luc Fortin (Chairman), President and CEO, TMX Global Markets and Post Trade
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
   - Amir Heravi, Managing Director, UBS Americas, Inc.
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group LLC
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Nate Pomeroy, Principal, Wolverine Holdings L.P.
   - Nicole Rosenberg, Vice President, TMX Group Limited

   Committees:
   Audit Committee:
   - Nicole Rosenberg (Chair)
   - William Easley
   - Scott Litvinoff

   Executive Committee:
   - William Easley
   - Luc Fortin
   - Scott Litvinoff
   - Nicole Rosenberg



BOX Options Market LLC

9. Officers of BOX Options Market LLC:
   - Patrick Zielinski, Chief Executive Officer
   - Lisa Ruggiero, General Counsel and Secretary

   Directors of BOX Options Market LLC:
   - Luc Fortin (Chairman), President and CEO, TMX Global Markets and Post Trade
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Marguerite Donovan, Regulatory Director, Chief Market Supervision Officer, BOX Exchange LLC
   - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
   - Amir Heravi, Managing Director, UBS Americas, Inc.
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group LLC
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Nate Pomeroy, Principal, Wolverine Holdings L.P.
   - Nicole Rosenberg, Vice President, TMX Group Limited

   Committees:
   Audit Committee:
   - Nicole Rosenberg (Chair)
   - William Easley
   - Scott Litvinoff

   Compensation Committee:
   - Luc Fortin (Chair)
   - Ryan Gould
   - Marin Nitzov

   Executive Committee:
   - Luc Fortin
   - Scott Litvinoff
   - Nicole Rosenberg
   - Patrick Zielinski



BOX Technology LLC

9. Officers of BOX Technology LLC:
   - Rosanna Teti, Chief Executive Officer
   - David Wilson, Chief Technology Officer
   - Lisa Ruggiero, Secretary

   Directors of BOX Technology LLC:
   - Luc Fortin (Chairman), President and CEO, TMX Global Markets and Post Trade
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Marguerite Donovan, Customer Director, Chief Market Supervision Officer, BOX Exchange LLC
   - Scott Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group LLC
   - Nicole Rosenberg, Vice President, TMX Group Limited
   - Patrick Zielinski, Customer Director, Chief Executive Officer, BOX Options Market LLC

   Committees:
   Compensation Committee:
   - Luc Fortin (Chair)
   - Scott Litvinoff